News Release

For immediate release

Gildan Activewear Announces Strong First Quarter Results and Reconfirms Full Year Guidance

Montréal, Wednesday, February 6, 2013 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced record results for the first quarter of a fiscal year, which were slightly in excess of the guidance range which it had previously provided, and reconfirmed its earnings guidance for fiscal 2013 which it had initiated on November 29, 2012. The Company also provided guidance for sales and earnings for the second quarter of fiscal 2013.

First Quarter Results

Gildan today reported net earnings of U.S. $35.3 million or U.S. $0.29 per share on a diluted basis for its first fiscal quarter ended December 30, 2012, compared with a net loss of U.S. $46.1 million or U.S. $0.38 per share in the first quarter of fiscal 2012. Results for the first quarter of fiscal 2013 include restructuring and acquisition-related costs amounting to U.S. $3.8 million after tax, primarily related to the acquisition of Anvil Holdings Inc. (Anvil) and the further write-down of assets held for divestiture since the closure of U.S. sock manufacturing operations. Before the restructuring and acquisition-related costs, adjusted net earnings for the first quarter of fiscal 2013 were U.S. $39.1 million or U.S. $0.32 per share, compared to a net loss of U.S. $45.8 million or U.S. $0.38 per share in the first quarter of last year.

The Company had previously projected adjusted net earnings of U.S. $0.28-$0.31 per share for the first quarter, when it reported its fiscal 2012 fourth quarter and full year results on November 29, 2012. Results were slightly more favourable than projected due to lower than forecast promotional discounting in Printwear, partially offset by the impact of the cost of repairs at the Dominican Republic textile facility due to hurricane damage which amounts to approximately U.S. $0.02 per share, primarily in the first quarter, and which had not been reflected in the Company’s previous earnings guidance.

The Company incurred a loss in the first quarter of last year due to a combination of factors including historically high costs of cotton, abnormally high levels of inventory destocking by wholesale distributors, a special distributor inventory devaluation discount, an abnormally high promotional discount rate in the U.S. distributor channel and an extended holiday manufacturing shutdown in order to manage inventory levels. The significant improvement in the Company’s results in the first quarter compared to the first quarter of last year was due to the benefit of significantly lower cotton costs, improved market conditions for Printwear and the accretion from the acquisition of Anvil. These positive factors were partially offset by lower selling prices for Printwear, primarily reflecting the selling price reductions implemented in the first quarter of fiscal 2012, and higher selling, general and administrative expenses.

Net sales in the first quarter amounted to U.S. $420.8 million, up 38.5% from U.S. $303.8 million in the first quarter of fiscal 2012. The Company had projected that sales for the first quarter would be in excess of U.S. $400 million. Sales for the Printwear segment amounted to U.S. $243.7 million, up 65.6% from U.S. $147.2 million in the first quarter of fiscal 2012, and sales for the Branded Apparel segment were U.S. $177.0 million, up 13.0% from U.S. $156.6 million for the first quarter of last year.

The increase in sales in the Printwear segment was due to higher unit sales volumes as a result of the strong recovery in demand for Gildan® branded products compared to the first quarter of fiscal 2012, the non-recurrence of the abnormally high seasonal inventory destocking by distributors, the non-recurrence of the distributor inventory devaluation discount in the first quarter of fiscal 2012, and the impact of the Anvil acquisition. Gildan inventories in the U.S. distributor channel at the end of the first quarter were in good balance relative to demand.

The 13.0% growth in sales for the Branded Apparel segment was due to the impact of the acquisition of Anvil and increased sales of Gildan® branded activewear to retail customers, partially offset by lower sales of socks compared to the first quarter of last year.

Consolidated gross margins in the first quarter were 26.8% compared to 2.1% last year. The significant recovery in gross margins was due to the impact of lower-cost cotton, the improved industry conditions for Printwear compared to the first quarter of last year, and more favourable product-mix for Branded Apparel, partially offset by the impact of the reduction in selling prices for Printwear and the impact on manufacturing costs of inflation in purchased cost inputs and the repairs due to the hurricane damage.

Selling, general and administrative expenses in the first quarter were U.S. $69.4 million, or 16.5% of net sales, compared with U.S. $50.8 million, or 16.7% of net sales, in the first quarter of last year. The increase in SG&A expenses was primarily due to increased variable performance-driven compensation expenses, increased marketing and advertising expenses and the impact of Anvil.

In the first quarter, the Printwear segment reported operating income of U.S. $45.9 million, compared to an operating loss of U.S. $30.8 million in the first quarter of fiscal 2012. The more favourable results for the Printwear segment were primarily due to the impact of lower cotton costs, improved industry conditions and the impact of the Anvil acquisition, partially offset by lower selling prices and higher SG&A expenses. The Branded Apparel segment reported quarterly operating income of U.S. $19.6 million, compared with U.S. $2.4 million in the first quarter of fiscal 2012. The improved results for Branded

Apparel were due to lower cotton costs, the acquisition of Anvil and the growth of Gildan® branded activewear sales to retailers, partially offset by lower sales of socks and higher SG&A expenses.

Cash Flow and Financial Position

The Company generated free cash flow of U.S. $21.3 million in the first quarter, after financing a seasonal increase in inventories and capital expenditures of U.S. $25.3 million. The Company ended the first quarter of the fiscal year with bank indebtedness of U.S. $177.0 million and cash and cash equivalents of U.S. $82.0 million.

Outlook

Net sales revenues are projected to slightly exceed the Company’s previous guidance of approximately U.S. $2.1 billion. Net sales for Printwear are now projected to exceed the previous projection of approximately U.S. $1.4 billion, and net sales for Branded Apparel are still projected to be approximately U.S. $0.7 billion. The EPS impact of the slightly higher than previously projected Printwear sales is projected to be offset by higher than previously projected cotton and manufacturing costs. Other material assumptions are essentially unchanged compared to the Company’s previous guidance. Therefore, the Company is continuing to project adjusted EPS of U.S. $2.60-$2.70 for the full fiscal year.

During the second quarter, the Company announced selling price reductions for certain printwear products, and applied the benefit of these selling price reductions to distributor inventories. However, the full financial impact of the price reductions, including the distributor inventory devaluation, had been reflected in the Company’s prior guidance. The Company’s guidance continues to reflect the possibility of further increases in promotional discounting in the balance of the fiscal year.

The Company has begun shipment of new branded programs for national customers in the second quarter and will begin shipment of further new programs in the third quarter of the fiscal year. The Company believes that it is positioned to secure further new programs for both the Gildan® brand and the Gold Toe® portfolio of brands. In order to maximize the opportunity provided by the new branded programs, Gildan is increasing its advertising expenditures in support of its brands during fiscal 2013 by over U.S. $15 million compared with fiscal 2012, including a commercial which aired during Super Bowl® XLVII on February 3, 2013.

The cost of cotton futures has increased since the Company initiated its fiscal 2013 guidance in November. The Company has not yet purchased all of its cotton requirements for consumption in cost of sales in the balance of fiscal 2013, and is assuming that the balance of its requirements are purchased at approximately current futures prices for cotton.

The Company is projecting adjusted net earnings per share for the second fiscal quarter of U.S. $0.54-$0.57, compared with adjusted EPS of U.S. $0.23 per share in the second quarter of fiscal 2012. Compared with last year, the impact of significantly lower cotton costs, higher unit sales volumes for Printwear, more favourable product-mix for Branded Apparel and the impact of Anvil are projected to be partially offset by lower net selling prices for Printwear, including the U.S. $0.04 per share impact of the distributor inventory devaluation, the impact of short-term manufacturing inefficiencies, the timing of the Easter holiday shutdown which falls this year in the second fiscal quarter compared to the third quarter in fiscal 2012, inflation in certain purchased cost elements and increased selling, general and administrative expenses. Net sales revenues for the second fiscal quarter are projected to be approximately U.S. $520 million, compared with U.S. $483 million in the second quarter of fiscal 2012.
The Company is continuing to project free cash flow in excess of U.S. $200 million in fiscal 2013. Capital expenditures are projected to be approximately U.S. $200 million, including a total of approximately U.S. $85 million for yarn-spinning investments. In January 2013, the Company purchased a building in Salisbury, N.C. which will be used for its planned ring-spun yarn manufacturing facility. As indicated in November, the balance of the fiscal 2013 capital expenditure program is primarily for expansion of textile capacity in Honduras, including the carry over of expenditures from fiscal 2012 for Rio Nance V and the refurbishment of Rio Nance I, as well as for expansion of distribution capacity, including the construction of a new distribution centre in Honduras and continued investments in biomass projects. In addition, the Company is considering the option of increasing the utilization of the former Anvil facility in Honduras to support its growth in more specialized performance products. This would allow Rio Nance I to focus on large-scale, high-volume manufacturing of ring-spun underwear and activewear.

Declaration of Quarterly Dividend

The Board of Directors has declared a cash dividend of U.S. $0.09 per share, payable on March 18, 2013 to shareholders of record on February 21, 2013. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Disclosure of Outstanding Share Data

As of January 31, 2013, there were 121,641,539 common shares issued and outstanding along with 1,218,003 stock options and 867,276 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Consolidated Financial Data - unaudited

(in US$ millions, except per share amounts or otherwise indicated)	Q1 2013	Q1 2012

Net sales	420.8	303.8
Gross profit	112.6	6.4
SG&A expenses	69.4	50.8
Operating income (loss)	37.9	(44.7)
EBITDA(1)	62.0	(26.3)
Net earnings (loss)	35.3	(46.1)
Adjusted net earnings (loss)(1)	39.1	(45.8)

Diluted EPS	0.29	(0.38)
Adjusted diluted EPS(1)	0.32	(0.38)

Gross margin	26.8%	2.1%
SG&A expense as a percentage of sales	16.5%	16.7%
Operating margin	9.0%	(14.7)%

Cash flows from (used in) operations	45.4	(112.4)
Free cash flow(1)	21.3	(135.8)

	December 30,	September 30,
As at	2012	2012
Inventories	622.2	553.1
Trade accounts receivable	203.1	260.6
Net indebtedness(1)	95.0	110.6

(1) Please refer to "Non-GAAP Financial Measures" in this press release.

Certain minor rounding variances exist between the financial statements and this summary.

Segmented Financial Data - unaudited

(in US$ millions)	Q1 2013	Q1 2012

Segmented net sales:
Printwear	243.8	147.2
Branded Apparel	177.0	156.6
Total net sales	420.8	303.8

Segment operating income (loss):
Printwear	45.9	(30.8)
Branded Apparel	19.6	2.4
Total segment operating income (loss)	65.5	(28.4)
Corporate and other(1)	(27.6)	(16.3)
Total operating income (loss)	37.9	(44.7)

(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software.

Certain minor rounding variances exist between the financial statements and this summary.

Information for Shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results today at 5:00 PM ET. The conference call can be accessed by dialing (800) 447-0521 (Canada & U.S.) or (847) 413-3238 (international) and entering passcode 34069901, or by live sound webcast on Gildan's website ("Investor Relations" section) at the following address: http://gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting that same day at 8:00 PM ET by dialing (888) 843-7419 (Canada & U.S.) or (630) 652-3042 (international) and entering passcode 34069901#, until Wednesday, February 13, 2013 at midnight, or by sound webcast on Gildan's corporate website for 30 days following the live webcast.

This release should be read in conjunction with Gildan’s 2013 First Quarter Management’s Discussion and Analysis dated February 6, 2013 and its unaudited condensed interim consolidated financial statements for the three months ended December 30, 2012 (available at http://gildan.com/corporate/IR/quarterlyReports.cfm) which is incorporated by reference in this release, and which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

About Gildan

Gildan is a leading supplier of quality branded basic family apparel, including T-shirts, fleece, sport shirts, socks and underwear. The Company sells its products under a diversified portfolio of Company-owned brands, including the Gildan®, Gold Toe® and Anvil® brands and brand extensions, as well as under license agreements for the Under Armour® and New Balance® brands. The Company distributes its products in printwear markets in the U.S. and Canada, where Gildan® is the industry-leading brand, and the Company is increasing its penetration in international printwear markets. The Company is also one of the largest suppliers of branded athletic, casual and dress socks for a broad spectrum of retailers in the U.S., and is developing Gildan® as a consumer brand for underwear and activewear.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America and the Caribbean Basin to efficiently service the replenishment needs of its customers in the printwear and retail markets. Gildan has over 31,000 employees worldwide and is committed to industry-leading labour and environmental practices in all of its facilities. More information about the Company and its corporate citizenship practices and initiatives can be found at its corporate websites www.gildan.com and www.genuinegildan.com, respectively.

Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to unit volume growth, sales revenue, accretion from acquisitions, product-mix, selling, general and administrative expenses, earnings per share, capital expenditures, manufacturing efficiencies, selling prices, cotton costs and other manufacturing cost inputs, income tax rate, and free cash flow. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties” sections of the 2012 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;
•
our significant reliance on computerized information systems for our business operations, including our JD Edwards Enterprise Resource Planning (ERP) system which is currently being upgraded to the latest system release, Enterprise One;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of violation of local labour laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;

•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in accounting policies and estimates;
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices; and
•	the adverse impact of any current or future legal and regulatory actions.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Financial Measures

This press release includes references to certain non-GAAP financial measures such as EBITDA, adjusted net earnings, adjusted diluted EPS, free cash flow, total indebtedness, and net indebtedness. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies.  Accordingly, they should not be considered in isolation.  The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

EBITDA

EBITDA is calculated as earnings before financial expenses, income taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs, as well as the equity earnings in investment in joint venture. The Company uses EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions)	Q1 2013	Q1 2012
Net earnings (loss)	35.3	(46.1)
Restructuring and acquisition-related costs	5.3	0.3
Depreciation and amortization	18.8	18.2
Financial expenses, net	2.3	2.0
Income tax expense (recovery)	0.3	(0.5)
Equity earnings in investment in joint venture	-	(0.2)
EBITDA	62.0	(26.3)

Certain minor rounding variances exist between the financial statements and this summary.

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings and adjusted diluted earnings per share are calculated as net earnings and diluted earnings per share excluding restructuring and acquisition-related costs, net of related income tax recoveries. The Company uses and presents these non-GAAP measures to assess its operating performance from one period to the next without the variation caused by restructuring and acquisition-related costs, net of related income tax recoveries,  that could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions, except per share amounts)	Q1 2013	Q1 2012
Net earnings (loss)	35.3	(46.1)
Adjustments for:
Restructuring and acquisition-related costs	5.3	0.3
Income tax recovery on restructuring and acquisition-related costs	(1.5)	-
Adjusted net earnings (loss)	39.1	(45.8)
Basic EPS	0.29	(0.38)
Diluted EPS	0.29	(0.38)
Adjusted diluted EPS	0.32	(0.38)

Certain minor rounding variances exist between the financial statements and this summary.

Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and performance of its business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in its business, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in U.S.$ millions)	Q1 2013	Q1 2012
Cash flows from (used in) operating activities	45.4	(112.4)
Cash flows used in investing activities	(26.6)	(23.4)
Adjustment for:
Business acquisition	2.5	-
Free cash flow	21.3	(135.8)

Certain minor rounding variances exist between the financial statements and this summary.

Total indebtedness and Net indebtedness

Total indebtedness is comprised of bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

	December 30,	September 30,
(in U.S.$ millions)	2012	2012
Long-term debt and total indebtedness	177.0	181.0
Cash and cash equivalents	(82.0)	(70.4)
Net indebtedness	95.0	110.6

Certain minor rounding variances exist between the financial statements and this summary.

CONTACTS:
Investor Relations Laurence G. Sellyn, Executive Vice-President, Chief Financial and Administrative Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com	Sophie Argiriou, Director, Investor Communications Tel: (514) 343-8815 Email: sargiriou@gildan.com	Media Relations Geneviève Gosselin, Director, Corporate Communications Tel: (514) 343-8814 Email: ggosselin@gildan.com